JOHN D. BRINER LAW CORPORATION
999 West Hastings St., Suite 510
Vancouver, BC
V6C 2W2 Canada
(604) 685-7552
(604) 685-7551

July 14, 2006

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Spring Creek Capital Corp.
Registration Statement on Form SB-1
Filed June 22, 2006, amended July 12, 2006
File No. 333-135213

Dear Mr. Reynolds and Ms. Walker,

In response to your letter dated June 30, 2006, Spring Creek Capital Corp., Inc. has made changes to its filing. The changes made are detailed in this letter and the descriptions correspond to the headings and numbering of the items listed in your letter.

Comments

1.	We have amended the filing to include the auditor’s consent as an exhibit and we have updated the signature of our Executive Officer and Director.

If you have any questions or concerns, please feel free to contact us anytime.

John D. Briner

BRINER GROUP INC.
999 West Hastings St., Suite 510
Vancouver, B.C. V6C 2W2 Canada

Tel 604 685 7552 Fax 604 685 7551